 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-170802
NORTHSTAR HEALTHCARE INCOME, INC.
SUPPLEMENT NO. 10 DATED NOVEMBER 4, 2013
TO THE PROSPECTUS DATED APRIL 22, 2013
This Supplement No. 10 supplements, and should be read in conjunction with, our prospectus dated April 22, 2013, or the Prospectus, as supplemented by Supplement No. 8 dated September 25, 2013 and Supplement No. 9 dated October 4, 2013. The purpose of this Supplement No. 10 is to disclose:
•
  the status of our initial public offering; and
•
  recent real estate acquisitions.
Status of Our Initial Public Offering
We commenced our initial public offering of $1.1 billion in shares of common stock on August 7, 2012, of which $1.0 billion in shares can be issued pursuant to our primary offering and $100 million in shares can be issued pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of November 1, 2013, we received and accepted subscriptions in our offering for 5.7 million shares, or $56.3 million, including 0.2 million shares, or $2.0 million, sold to NorthStar Realty Finance Corp., our sponsor. As of Novemeber 1, 2013, 104.9 million shares remained available for sale under our offering. Our primary offering is expected to terminate on or before August 7, 2014, unless extended by our board of directors as permitted under applicable law and regulations.
Recent Real Estate Acquisitions
Kansas City Assisted Living Portfolio
On October 29, 2013 we, through our operating partnership, closed the acquisition of a 70-unit assisted living and memory care facility located in Leawood, Kansas, or the Grace Gardens facility, and a 48-unit assisted living and memory care facility located in Spring Hill, Kansas, or the Blackhawk Commons facility, which together we refer to as the KC ALF portfolio, for an aggregate total cost of $15.6 million.
The Grace Gardens facility and the Blackhawk Commons facility were constructed in 2002 and 2006, respectively, and each property is 100% leased to an affiliate of Advantage Health Group pursuant to a ten-year, cross-defaulted, triple-net lease, whereby the tenant is responsible for substantially all of the operating expenses at each property. Each lease contains two five-year extension options and annual rent escalations equal to the greater of (i) the percentage increase in the consumer price index and (ii) 2.5%. The KC ALF Portfolio consists of two buildings totaling 76,303 square feet, and as of November 1, 2013 resident occupancy was 96%.
The KC ALF portfolio was acquired at an initial lease yield of 8.6%, based on the year one contractual lease income divided by the purchase price paid for the Clinton facility, exclusive of any acquisition fees or closing expenses incurred by us.
We believe that the KC ALF portfolio is suitable for its intended purpose and adequately covered by insurance. The Grace Gardens facility and the Blackhawk Commons facility compete for residents with a number of facilities providing comparable services in their respective markets, whose relative performance, along with other factors, could impact the future operating results of the KC ALF Portfolio.
For federal income tax purposes, we estimate that our depreciable basis in the Grace Gardens facility will be approximately $7.6 million. For the Blackhawk Commons facility, we estimate that our depreciable tax basis will be approximately $6.7 million. For federal income tax purposes, we depreciate furniture and equipment, land improvements and buildings based upon the mandated modified accelerated cost recovery system over five to seven, 15 and 39 years, respectively. In 2012, the Grace Gardens facility was not subject to local real estate taxes due to its non-profit status. In 2012, the Blackhawk Commons facility was subject to local real estate taxes of $43,554, or 2.08% of its assessed value.

The Grace Gardens facility was acquired from an owner/operator that occupied 100% of the facility for the last five years; therefore, no lease payments were made during this period.
The following table is a schedule of the leasing history and effective annual lease payments per square foot at the Blackhawk Commons facility:

	Leasing History
	2008	2009	2010	2011	2012
Asset
Kansas City Portfolio - Blackhawk Commons
% Leased	100%	100%	100%	100%	100%
Annual Lease Payment per Square Foot	$ 10.20	$ 11.81	$ 11.82	$ 14.55	$ 15.52
Clinton Memory Care Facility
On October 31, 2013, we, through our operating partnership, closed the acquisition of a 48-unit memory care facility located in Clinton, Connecticut, or the Clinton facility, for a total cost of $11.0 million. In connection with the acquisition we, through our operating partnership, assumed a $7.82 million senior mortgage loan, or the senior loan, originated by an unaffiliated third party lender.
The Clinton facility was constructed in 2002 and renovated to a 100% memory care facility in 2008, and is 100% leased to an affiliate of Peregrine Health Management Company, or Peregrine, pursuant to a ten year, triple-net lease, whereby the tenant is responsible for substantially all of the operating expenses at the property. The lease, which is cross-defaulted with the lease for the Athenaeum facility, described below, contains two five-year extension options and includes annual rent escalations equal to the greater of (i) the percentage increase in the consumer price index and (ii) 2.5%. The Clinton facility contains 25,332 square feet, and as of November 1, 2013 resident occupancy was 98%.
The senior loan, which is guaranteed by affiliates of the operator, bears interest at a floating rate of 2.75% over the one-month London Interbank Offered Rate and matures on June 1, 2018. Monthly payments include interest and principal amounts based on a 25-year amortization schedule. In addition to standard representations, warranties and covenants contained in transactions of this type, under the terms of the senior loan the Clinton facility must maintain (i) average occupancy, determined on a quarterly basis and as further defined in the loan agreement, equal to 87.5% and (ii) a minimum debt service coverage ratio, as defined in the loan agreement, equal to 1.25x.
The Clinton facility was acquired at an initial lease yield of 8.6%, based on the year one contractual lease income divided by the purchase price paid for the Clinton facility, exclusive of any acquisition fees or closing expenses incurred by us.
We believe that the Clinton facility is suitable for its intended purpose and adequately covered by insurance. The Clinton facility competes for residents with a number of properties providing comparable services in its local market, whose relative performance, among other factors, may impact the future operating results of the Clinton facility.
For federal income tax purposes, we estimate that our depreciable basis in the Clinton facility will be approximately $10.4 million. For federal income tax purposes, we depreciate furniture and equipment, land improvements and buildings based upon the mandated modified accelerated cost recovery system over five to seven, 15 and 39 years, respectively. In 2012, the Clinton facility was subject to local real estate taxes of $43,952, or 2.52% of its assessed value.
The Clinton facility was acquired from an owner/operator that occupied 100% of the facility for the last five years; therefore, no lease payments were made during this period.
Athenaeum Assisted Living Facility
On October 31, 2013, we, through our operating partnership, completed the acquisition of a 14-unit, 16-bed assisted living facility, or the Athenaeum facility, located in Skaneateles, New York for a total cost of $3.1 million. The Athenaeum facility was acquired from an affiliate of Peregrine, the seller.

The Athenaeum Facility was originally constructed in 1863 and most recently renovated in 2008. The Athenaeum Facility is 100% leased to an affiliate of Peregrine pursuant to a ten year, triple-net lease, whereby the tenant is responsible for substantially all of the operating expenses at the property. The lease, which is cross-defaulted with the Clinton facility lease, contains two five-year extension options and includes annual rent escalations equal to the greater of (i) the percentage increase in the consumer price index and (ii) 2.5%. The Athenaeum Facility contains 13,233 square feet, and as of November 1, 2013, resident occupancy was 81%.
Real Property Summary
As of the date hereof, we own four commercial real estate, or CRE, equity investments.

Real Property Investments	State	Acquisition Date	Ownership Interest	Ownership %	Property Type(1)	Units	Carrying Value	Initial Lease Yield(2)	Average Lease Yield(3)	Outstanding Debt	Interest Rate	Maturity Date
Asset
Clinton Facility	CT	10/30/13	Fee	100%	MC	48	$10.5	8.6%	9.7%	$7.8	L+275	6/1/2018
Kansas City Portfolio - Grace Gardens	KS	10/29/13	Fee	100%	AL & MC	70	8.0	8.6%	9.7%	—
Kansas City Portfolio - Blackhawk	KS	10/29/13	Fee	100%	AL & MC	48	7.0	8.6%	9.7%	—
Athenaeum	NY	10/31/13	Fee	100%	AL	16	3.0	8.6%	9.7%	—
Totals / Weighted Average						182	$28.5	8.6%	9.7%	$7.8

(1)
  Memory Care (MC) and Assisted Living (AL).
(2)
  Lease yield is calculated as year one contractual lease income divided by purchase price, exclusive of acquisition fees and closing costs paid in connection with each acquisisiton. All our properties are subject to long-term triple net leases and therefore we believe that annual lease income is a more appropriate figure from which to calculate yield than property-level net operating income.
(3)
  Average lease yield is calculated as the average lease income over the contractual term of the lease, including projected rent escalations of 2.5% per annum, divided by the purchase price. All our properties are subject to long-term triple net leases and therefore we believe that annual lease income is a more appropriate figure from which to calculate yield than property-level net operating income.
The following table is a schedule of major tenants currently occupying our properties:

Property	Major Tenant	Total Lease Sqaure Feet	% of Rentable Square Feet	Renewal Options	Contractual Year One Lease Payment	Lease Payment per Square Foot	Lease Term
Clinton Facility	Peregrine Way of CT, LLC	25,332	100%	2 - five year	$905,625	$35.75	6/3/2013 – 6/30/2023
Kansas City Portfolio - Grace Gardens	AHG Leawood, LLC	48,470	100%	2 - five year	690,000	14.24	10/9/2013 – 10/31/2023
Kansas City Portfolio - Blackhawk	AHG Spring Hill, LLC	27,833	100%	2 - five year	603,750	21.69	10/9/2013 – 10/31/2023
Athenaeum	Peregrine Properties of Skaneateles, LLC	13,233	100%	2 - five year	258,750	19.55	10/9/2013 – 10/31/2023
The following table is a schedule of major lease expirations at each of our properties for the next ten years:

Year	Clinton Facility		Kansas City Portfolio - Grace Gardens		Kansas City Portfolio - Blackhawk		Athenaeum
	Leases	%	Leases	%	Leases	%	Leases	%
2013 – 2022	—	—	—		—		—	—
2023	1	100%	1	100%	1	100%	1	100%